UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Rekor Systems, Inc.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

759419104

(CUSIP Number)

Avon Road Partners, L.P.

2811 Aquetong Road

New Hope, PA 18938

Attn: Robert A. Berman

(703) 953-3838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Avon Road Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,165,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,165,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,165,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Rekor Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Robert A. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		991,887*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,165,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

991,887*
	10	SHARED DISPOSITIVE POWER

2,165,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,156,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes presently exercisable options to purchase 66,668 shares of Common Stock. Percentage ownership is based on outstanding shares of 43,840,047 shares as reported in the Company’s Registration Statement on Form S-3 (File No. 333-259447) filed with the Securities and Exchange Commission on September 10, 2021, plus 66,668.

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CUSIP No. 759419104

This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Avon Road Partners, L.P., a Delaware limited partnership (“Avon”) and Robert A. Berman, a United States Citizen (“Mr. Berman”, and collectively with Avon, the “Reporting Persons”) on September 7, 2017, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Rekor Systems, Inc. (the “Company”).

This Amendment No. 6 amends the Schedule13D, as previously amended, as specifically set forth herein.

ITEM 2. Identity and Background.

Item 2 is amended to add the following:

Effective with the filing of this Amendment No. 6, Rekor Holdings LLC is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 6. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Company to the extent required by applicable law and shall remain party to the Joint Filing Agreement, as previously described in Item 6 hereto.

ITEM 5. Interest in Securities of the Issuer.

Item 5(c) is amended to add the following:

On September 15, 2021, Rekor Holdings LLC dissolved and distributed its assets in accordance with its organizational documents. As a result, Rekor Holdings LLC distributed 2,725,836 shares of Common Stock to its members, including Mr. Berman who received 849,999 shares of Common Stock. After the distribution, Rekor Holdings LLC owns no shares of Common Stock, or 0% of the Company’s Common Stock.

On September 15, 2021 Avon Road transferred as a gift 775,000 shares of Common Stock to a trust of which Avon Road is the beneficiary. The trustee of the trust is an unrelated party who has the sole power to vote and dispose of the shares of Common Stock. The gift to the trust was made for investment purposes.

After the distribution and the gift, Mr. Berman beneficially owns 3,156,991 shares of Common Stock, or approximately 7.2% of the Company’s Common Stock, based on 43,840,047 shares of Common Stock, the current amount of outstanding shares as of the Company’s Registration Statement on Form S-3 (File No. 333-259447) filed with the Securities and Exchange Commission on September 10, 2021.

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CUSIP No. 759419104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2021

AVON ROAD PARTNERS, L.P.

By:	Robert A. Berman, its General Partner

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	General Partner

REKOR HOLDINGS LLC

By:	Robert A. Berman, its Manager

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	Manager

/s/ Robert A. Berman
ROBERT A. BERMAN, INDIVIDUALLY

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